

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Mr. William S. Gorin
Chief Financial Officer
MFA Financial, Inc
350 Park Avenue, 21st Floor
New York, New York 10022

> **Re: MFA Financial, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 11, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-13991**

Dear Mr. Gorin:

We have reviewed your response letter dated September 24, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>DEFINITIVE PROXY STATEMENT FILED APRIL 6, 2010</u>

<u>Executive Compensation</u>

<u>Incentive Compensation, page 24</u>

1. We note your response to comment 8 in our letter dated September 14, 2010. The disclosure referenced in your response does not fully describe the factors taken into consideration and how the committee's assessment of those factors resulted in the actual incentive compensation amounts awarded. For example, you state that the committee took into account effective contributions by Messrs. Gorin and Freydberg. Please further describe those contributions that the committee viewed as effective. With respect to Messrs. Knutson and Korth, you state that the committee also took into consideration the individual performance of each officer, but you do not elaborate on the specific aspects of the officers' individual performances that led to the compensation decision that it did. Furthermore, we note your disclosure that the Bonus Pool was adjusted upwards by 15% based on the committee's assessment, but you do not explain why the committee chose to allocate the pool in the manner that it did among the named executive officers. Please provide us with the more detailed discussion and confirm that you will provide similar disclosure in future filings.

As appropriate, please respond to these comments within ten business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Karen Garnett, Associate Director at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief